JoEllen Plaskett

Attorney at Law

8652 Fensmuir Street

San Diego CA 92123

Joellen4law@hotmail.com

Tel: 858-717-3600

May 31, 2018

Kate McHale

Counsel, Office of Manufacturing & Construction

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Baja Custom Design, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed on April 30, 2018

File No. 000-55930

Dear Ms. McHale:

In response to your letter dated May 21, 2018, we reply below.

Per your comment number 1, the amended filing includes page numbers.

Per your comment number 2, the Company does not believe that it is now a “shell company,” although it does acknowledge that it was a shell company prior to the inception of its current business in late 2017; the Form 10 has been amended on page 2, paragraph 1 to show this. In concluding that the Company is not now a shell company we have considered the following:

Rule 12b-2 defines a shell company as an entity with no or nominal operations, assets consisting solely of cash and cash equivalents and nominal other assets. The SEC has not defined the word “nominal” or the word “operations,” however the SEC’s Division of Trading and Markets, in the context of citing the shell company definition in its January 31, 2014 (as revised February 4, 2014) No-Action Letter, stated that “a ‘going concern’ need not be profitable, and could even be emerging from bankruptcy, so long as it has actually been conducting business, including soliciting or effecting business transactions or engaging in research and development activities.”

In the second half of 2017 the Company’s officers developed its current business plan and on October 26, 2017 they took the step of changing the Company’s name to reflect its new business model. Since that time they have been engaged in the activities of a ‘going concern,’ soliciting and effecting business transactions and researching providers of custom design pieces

The Company acknowledges that prior to the development of this business it was a shell and that it first disclosed its current business and change from shell status with its Form 10 filing on April 30, 2018; the Company further acknowledges that holders of restricted shares will only be able to sell those shares if and when they meet all of the requirements of Rule 144(i)(2).

Per your comment number 3, the Company acknowledges the time constraints of Form 10 and its obligation to address the Commission’s comments within that time.

Per your comment number 4, disclosure concerning governmental regulation and the cross border nature of the Company’s business has been added on page 2 under the heading “Effect of government regulations” and on page 6 under the heading “Our business is subject to regulatory risks.”

Per your comment number 5, the Company has included updated financial statements in its amended filing.

Please feel free to call should you have any questions.

Very truly yours,

/s/  JoEllen Plaskett

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